August 7, 2006
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	EV Energy Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed August 7, 2006 File No. 333-134139
Dear Mr. Schwall:
     On behalf of EV Energy Partners, L.P. (the “Company”), we hereby submit the following responses to your letter dated July 31, 2006, containing comments from the staff of the Securities and Exchange Commission (the “Staff") relating to the Company’s Amendment No. 1 (“Amendment No. 1") to Registration Statement (File No. 333-134139) on Form S-1 (the “Registration Statement"). In this letter, the Company has reproduced your comments in italics typeface, and has made its responses in normal typeface. The Company respectfully requests that the Staff provide its further comments at its earliest convenience.
Cover Page
1.	Include a new bullet point that makes clear you would have had shortfalls as of the most recent fiscal year and the twelve months ended March 31, 2006.
Response: We have complied with this comment. Please see the cover page of the prospectus.
Risk Factors, page 24
If we distribute cash from capital surplus to our unitholders, they may be..., page 40
2.	Please revise the subheading to disclose the risk associated with the facts described. Rather than state that the facts described can adversely affect the company, disclose how they can adversely affect the company.

Mr. H. Roger Schwall
August 7, 2006

Response: We have complied with this comment. Please see page 40 of the prospectus.
Use of Proceeds, page 44
3.	We note that if the offering price exceeds $20 per share, the additional proceeds will be distributed to EnerVest, CGAS and the EnCap partnerships. Please discuss the reasons for distributing the excess to those entities rather than allocating it for your business operations.
Response: We have complied with this comment. Please see page 44 of the prospectus.
Our Cash Distribution Policy and Restriction on Distributions, page 57
4.	Please reference the changes in Texas law noted on page 41. Discuss the impact of such change on your forecasted distributions.
Response: We have revised the risk factor on page 41 to indicate that the entity level taxation in Texas will not affect cash distributions from the properties EV Energy Partners acquires at the closing of the offering. Please see page 41 of the prospectus. We have also added reference to entity level taxation on page 58.
Forecasted Cash Available for Distribution for the Twelve Months Ending June 30, 2007, page 68
5.	In response to prior comment 23, you explain that you have complied with the comment by beginning the table of forecasted cash available for distribution with the GAAP measure of Net Income. As the table is presenting the amount of cash available for distribution, it seems more appropriate to begin the reconciliation with a GAAP amount that is more representative of cash received. As such, please revise the table to begin with Net Cash from Operating Activities, as previously requested, or tell us why you believe it is more appropriate to begin the table with Net Income. Please ensure you make corresponding changes to the pro forma historical tables on page 71.
Response: We have begun the table for the forecast period on page 69 and the pro forma periods on page 71 with net income because the pro forma financial statements included in the prospectus are the statements of operations for the periods presented and the pro forma balance sheet as of March 31, 2006. In accordance with Regulation S-X, Rule 11-02, our pro forma financial statements do not include a statement of

Mr. H. Roger Schwall
August 7, 2006

cash flows for the periods presented. In addition, for our forecast twelve month period, we do not forecast any change in working capital.
At the closing of this offering, we will have a revolving credit facility that will provide for an aggregate of approximately $50 million in initial borrowing availability. As we will have the ability to utilize this facility to satisfy any future working capital needs, thereby allowing us to avoid using cash flow from operations to satisfy our working capital needs, we believe that forecasting changes in working capital is not material to an investor. Since the only information an investor would receive if we used cash flow from operations rather than net income relates to changes in working capital, we believe the GAAP measure of net income for the forecast and pro forma periods presented is appropriate.
Financial Statements — Unaudited Pro Forma Combined, page F-2
6.	In response to prior comment 47, you explain that you believe it is appropriate to eliminate the management and other administrative fees in the pro forma financial statements because such costs were pursuant to agreement with your predecessors which will be terminated, and these agreements will be replaced by the Omnibus Agreement between yourself and Enervest.

In the discussion of the Omnibus Agreement on page 121 you state that you will pay a monthly fee of $90,000 for “...general and administrative and all other services with respect to [your] existing business and operations.” It is not clear if this agreement also includes the costs you will incur under the contract operating agreement you will enter into with Enervest Operating. If so, it would seem you would need to allocate a portion of the cost under the Omnibus Agreement to lease operating expenses. If it does not include such costs, please tell us why you believe it is appropriate to reduce the lease operating expenses of your predecessor for similar costs you will incur under the contract operating agreement with Enervest Operating. If you believe you will incur less lease operating expenses than your predecessors for the same properties, please disclose the reasons that you believe this to be the case.

Please ensure that adjustments presented within the table are directly attributable to the specific transactions, factually supportable, and expected to have a continuing impact. Any historical charges that you believe impact results in a manner that is not indicative of the future should ordinarily be identified in narrative disclosure in the pro forma area, rather than adjusted in the tabular presentation.

Mr. H. Roger Schwall
August 7, 2006

Response: Historically, our institutional partnerships (which own properties that constitute a majority of our combined predecessors) entered into a model form operating agreement which includes a COPAS exhibit (the “Agreement”) with EnerVest for the operation of the institutional partnerships’ properties. The Agreement provides for the payment by the institutional partnerships to EnerVest for their working interest share of the cost to operate the properties, including both EnerVest and third party costs. The COPAS provisions (included as an exhibit to the Agreement) provide for an agreed fixed fee per well, subject to annual adjustment, and are designed to cover costs associated with EnerVest’s management of the institutional partnership that are above the field level. All of the costs covered under the Agreement are classified as lease operating expenses in the historical financial statements of the institutional partnerships.
In connection with the formation of EV Energy Partners, EV Energy Partners will enter into a contract operating agreement (the “New Agreement”) and a separate omnibus agreement (the “Omnibus Agreement”) with EnerVest. The New Agreement and the Omnibus Agreement will provide for payments to EnerVest for operation of the properties and for management services. They will be calculated on a different basis than was done historically with the institutional partnerships. However, in total, the summation of lease operating expenses and general and administrative expenses are approximately the same as historically presented.
Under the New Agreement, EnerVest will charge EV Energy Partners its working interest share of costs to operate wells owned by EV Energy Partners that are operated by EnerVest. The costs charged to EV Energy Partners will include its share of third party costs for services, the purchase price of materials purchased, and amounts allocable to EnerVest’s field level employees, including field level overhead, who provide services for the wells. All of these costs will be included in lease operating expenses.
In addition, EV Energy Partners will enter into the Omnibus Agreement with EnerVest. Under the Omnibus Agreement, EnerVest will agree to provide executive management and other non-field level services for a flat fee of $90,000 per month (subject to adjustment as provided in the agreement). EnerVest will agree to provide sufficient services such that the properties will be managed in a manner similar to the manner in which they have been managed historically. All of the fees under the Omnibus Agreement will be allocated to general and administrative expenses.
In preparing the pro forma financial statements, EV Energy Partners determined the amount it would have been charged under the New Agreement and the Omnibus Agreement by EnerVest. The costs attributable to the New Agreement were included in lease operating

Mr. H. Roger Schwall
August 7, 2006

expenses and the costs attributable to the Omnibus Agreement were included in general and administrative expenses.
The pro forma financial statements reflect that the total costs (i.e., lease operating expense and general and administrative expense) under the New Agreement and the Omnibus Agreement to be charged by EnerVest to EV Energy Partners will approximate the total costs historically charged to the institutional partnerships under the Agreement.
We note that the change in contractual arrangements is directly related to the transactions described in the prospectus, is factually supportable and is expected to have a continuing impact.
Engineering Comments
Summary ProForma Reserve and Operating Data, page 21
7.	In our prior comment 56(e), we asked that you compare the 2006 projected production costs in your reserve report to the 2005 historical figures. Your response indicates that both your 2005 Annualized Expenses and Reserve Report 2006 Expenses are about $3.8 million. These figures do not agree with the 2005 Pro Forma lease operating expenses on page 73, $4,354 thousand. Please reconcile this difference to us and amend your document if it is appropriate.
Response: The 2005 pro forma lease operating expenses of $4,354 thousand on page 73 include ad valorem taxes of $301 thousand and transportation and marketing-related expenses of $183 thousand.
The 2005 Annualized Expenses and the Reserve Report 2006 Expenses of $3,857 thousand in Column 22 of the report do not include ad valorem taxes and transportation and marketing-related expenses that are included in the 2005 pro forma lease operating expenses in our pro forma financial

Mr. H. Roger Schwall
August 7, 2006

statements. Ad valorem taxes of $329 thousand (which are comparable to the ad valorem tax amount included in our 2005 pro forma lease operating expenses) are shown in Column 19 of our Reserve Report. In accordance with SFAS 69, we do not include transportation-related revenues or expenses in our reserve report.
EV Energy Partners, L.P., Pro Forma and Forecasted Results of Operations, page 62
Significant Forecast Assumptions, page 66
8.	Footnote 1 states “Our 2005 reserve report includes estimated aggregate production for the twelve months ending June 30, 2007 of 608 Mmcfe from 22 wells we plan to drill on our Appalachian properties prior to June 30, 2007, which are classified as proved undeveloped in our 2005 reserve report.” Our inspection of “Table I — PUD” in your reserve report indicate net production of 510 MMCFE from proved undeveloped properties for the 24 months ending 12-31-2007. Please reconcile this difference to us and amend your document if it is appropriate.
Response: We have revised the prospectus to insert the correct MMcfe quantities and well counts. Please see page 66 of the prospectus.
     If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,
/s/ Guy Young
Guy Young

cc:	Mr. Michael E. Mercer
EV Management, L.L.C.

James M. Prince, Esq.
Dan A. Fleckman, Esq.
Vinson & Elkins, L.L.P.